ALGOMA STEEL INC.

**SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**
For the period ended March 31, 2003
Millions of Canadian Dollars

1. Reconciliation of net income (loss) between Canadian and United States GAAP:

	Three Months Ended Mar. 31 2003	Two Months Ended Mar. 31 2002	One Month Ended Jan. 31 2002
			Pre-reorganization
Net income (loss) as reported under Canadian GAAP	$ 12.5	$ (4.4)	$ (26.1)
Accretion of equity component of convertible debt	(0.2)	(0.1)	-
Foreign exchange adjustments related to equity component of convertible long-term debt	0.4	(0.1)	-
Net income (loss) under U.S. GAAP	12.7	(4.6)	(26.1)
Additional minimum pension liability	-	-	-
Comprehensive income (loss) under U.S. GAAP	$ 12.7	$ (4.6)	$ (26.1)
Income (loss) per share under U.S. GAAP:			
Basic	$ 0.53	$ (0.24)	$ (0.49)
Diluted	$ 0.41	$ (0.24)	$ (0.49)
Comprehensive income (loss) per share under U.S. GAAP:			
- Basic	$ 0.53	$ (0.24)	$ (0.49)
- Diluted	$ 0.41	$ (0.24)	$ (0.49)

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the value ascribed to the holder conversion option is reclassified within shareholders' equity to shareholders' surplus on reorganization.

Under U.S. GAAP, an additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to income.

ALGOMA STEEL INC.

**SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**
For the period ended March 31, 2003
Millions of Canadian Dollars

2. Changes to the consolidated balance sheets under U.S. GAAP are:

	Mar. 31 2003	Dec. 31 2002
(i) Long-term pension liability and post-employment benefit obligation		
Balance under Canadian GAAP	$ 312.4	$ 311.2
Additional minimum pension liability	4.6	4.6
Balance under U.S. GAAP	$ 317.0	$ 315.8
(ii) Long-term debt		
Balance under Canadian GAAP	$ 186.8	$ 200.6
Equity component of convertible long-term debt	5.9	5.7
Foreign exchange adjustment on equity component of convertible long-term debt	(0.5)	(0.1)
Balance under U.S. GAAP	$ 192.2	$ 206.2
(iii) Shareholders' equity		
(a) Capital stock		
Balance under Canadian GAAP	$ 214.2	214.1
Ascribed value of holders option credited on conversion of long-term debt	(8.5)	(8.4)
Foreign exchange adjustment of equity component on conversion	(0.1)	(0.1)
Balance under U.S. GAAP	$ 205.6	205.6
(b) Convertible long-term debt		
Balance under Canadian GAAP	$ 19.4	19.3
Reclassify equity component to long-term debt	(5.9)	(5.7)
Reclassify ascribed value of holders option to shareholders' surplus	(13.5)	(13.6)
Balance under U.S. GAAP	$ -	$ -
(c) Shareholders' surplus on reorganization		
Balance under Canadian GAAP	$ 69.6	69.6
Ascribed value of holders option on reorganization	22.0	22.0
Foreign exchange adjustment on convertible long-term debt	0.1	0.1
Balance under U.S. GAAP	$ 91.7	91.7
(d) Retained earnings		
Balance under Canadian GAAP	$ 54.2	41.9
Foreign exchange adjustment of equity component of long-term debt	0.5	0.1
Balance under U.S. GAAP	$ 54.7	42.0
(e) Accumulated other comprehensive income (loss)		
Balance under Canadian GAAP	$ -	$ -
Additional minimum pension liability	(4.6)	(4.6)
Balance under U.S. GAAP	$ (4.6)	$ (4.6)

ALGOMA STEEL INC.

**SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**
For the period ended March 31, 2003
Millions of Canadian Dollars

3. The Corporation accounts for freight costs as a reduction of sales. Under U.S. GAAP these costs would be included as a component of cost of sales.

	Three Months Ended Mar. 31 2003	Two Months Ended Mar. 31 2002	One Month Ended Jan. 31 2002
			Pre-reorganization
Increase in sales and cost of sales related to reclassifying freight costs under U.S. GAAP	$ 15.0	$ 7.5	$ 4.8

4. The accounts receivable balance at March 31, 2003 includes a $3.6 million allowance for doubtful accounts (December 31, 2002 - $3.2 million).

5. A new accounting standard, SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was recently issued in the United States. The standard is effective for certain financial instruments entered into or modified after May 31, 2003 and requires that an issuer classify a financial instrument that is within its scope as a liability or, in some circumstances, an asset. The adoption of this standard is not expected to have a material impact on the consolidated financial statements because the scope of the standard does not address the 1% convertible Notes issued by the Corporation.

6. Approximately 98% of the Corporation's employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization expire on July 31, 2004.

ALGOMA STEEL INC.

**SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**
For the period ended March 31, 2003
Millions of Canadian Dollars